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                     February 21, 2024

       Gregory A. Sigrist
       Executive Vice President and Chief Financial Officer
       Pathward Financial, Inc.
       5501 South Broadband Lane
       Sioux Falls, SD 57108

                                                        Re: Pathward Financial,
Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            File No. 000-22140

       Dear Gregory A. Sigrist:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance